Mail Stop 3561

November 7, 2007

Michael Zaroff, President
Madison Enterprises Group, Inc.
488 Madison Avenue, Suite 1100
NY, NY 10022

Re: **Madison Enterprises Group, Inc.**
         Amendment No. 4 to the
         Registration Statement on Form S-1
         File No. 333-142666
         Filed October 23, 2007

Dear Mr. Zaroff:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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General

1.   We repeat comment one of our last letter. Further, we do not understand the continued inclusion of disclosure about applying for quotation on the OTC Bulletin Board and variable sales prices after such approval. Please revise.

2.   We note the new disclosure in various sections that, "If there are no sales of securities pursuant to this offering, we may enter into a business combination at any time, whether prior to, or subsequent to, said 18 month period." If, during the term of the resale offering, an acquisition becomes probable, the resale offering must be immediately terminated. Please disclose.

Capitalization, page 21

3.   We note that the accumulated deficit ($3,419) and total stockholders' equity of $17,581 are inconsistent with the accumulated deficit of $6,494 and total stockholders' equity of $14,506 presented in your June 30, 2007 balance sheet on page F-2. Please revise or advise.

Selling Shareholders, page 43

4.   This section continues to refer to successors, pledgees, transferees, and donees. Please clarify this disclosure to indicate that it refers only to the parties specifically excepted from Rule 15g-8.

Exhibits

5.   As previously requested, please file an executed escrow agreement which complies with Rule 419.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Frederick M. Mintz, Esquire